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Exhibit 15.4

PETROCHINA CANADA LTD.

CNPC INTERNATIONAL (CANADA) LTD

RESERVES ASSESSMENT AND

EVALUATION OF

CANADIAN OIL AND GAS PROPERTIES

ABBREVIATED SEC RESERVES REPORT

Effective December 31, 2022

1223644

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SEC ABBREVIATED RESERVES REPORT

March 22, 2023 12:49:13

January 18, 2023

Projects 1223644

Mr. Zhaowen Li
PetroChina Canada Ltd. 2700, 707 – 5th Street S.W.
Calgary, Alberta T2P 1V8

Dear Mr. Li:
	Re:	PetroChina Canada and
CNPC International (Canada) Ltd.
Corporate Evaluation (SEC)
Effective December 31, 2022

GLJ Ltd. (GLJ) has completed an independent reserves assessment and evaluation of the oil and gas properties of PetroChina Canada Ltd. and CNPC International (Canada) Ltd. (jointly referred to as the “Company”). The effective date of this evaluation is December 31, 2022. The preparation date of this report is January 18, 2023.

Properties included in this evaluation are:

•	PetroChina Canada Ltd. Properties

•	Duvernay Properties (Kaybob Duvernay, Willesden Green Duvernay)

•	Groundbirch Joint Venture

•	CNPC International (Canada) Properties:

•	Lone Rock (Sask)

Please note that the reserves information provided herein represents a consolidated report of the Company’s reserves. For further details, please refer to the following report tables and discussion.

GLJ has prepared the reserves estimates utilizing reserves definitions contained in National Instrument 51-101 (NI 51-101) and following standards set out in the Canadian Oil and Gas Evaluation (COGE) Handbook as required for securities reporting in Canada. Proved reserves definitions provided in NI 51-101 are similar to the United States Securities and Exchange Commission (SEC) Reg. S-X definitions, and guidance provided in COGE is generally in keeping with SEC guidelines. Economic forecasts provided herein have been prepared using the SEC mandated average of previous 12 months first-day-of-the-month constant product pricing guidelines; all future capital and operating costs using 2022 cost estimates and are unescalated. For the subject evaluation, the application of the SEC definitions would cause no change to the proved reserves and economic forecasts prepared following COGE using the SEC constant product prices. Accordingly, the constant pricing proved reserves estimates and economic forecasts are considered appropriate for U.S. reporting purposes.

This report has been prepared for the Company for the purpose of annual disclosure, other financial requirements and for inclusion as an exhibit in a filing made to the SEC. It should be noted that all values contained herein are in Canadian dollars. In preparation of the reserves and values contained herein, GLJ utilized industry best practices as outlined in SPE-PRMS and COGE. It is our opinion that the assumptions, data, methods and procedures utilized in preparation of this report are appropriate for the purposes of the report. In addition, GLJ used all methods and procedures considered necessary to properly evaluate the reserves contained herein.

1920, 401 – 9th Ave SW Calgary, AB, Canada T2P 3C5 | tel 403-266-9500 | gljpc.com

It was GLJ’s primary mandate in this evaluation to provide an independent evaluation of the oil and gas reserves of each Company individually and in aggregate. Accordingly, it may not be appropriate to extract individual property or entity estimates for other purposes. Our engagement letter notes these limitations on the use of this report.

Please refer to the following tables, forecasts and evaluation procedures as enclosed in the following report. It should be noted, GLJ has only evaluated a sub-set of the Company’s total proved reserves as detailed above, accounting for approximately 0.47% of PetroChina Company Ltd’s reserves portfolio.

While government regulations in the oil and gas industry are often subject to change, GLJ is not aware of any such governmental actions (provincially or federally) which would restrict the recovery of the Company’s December 31, 2022 estimated reserves.

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

Yours very truly,

GLJ LTD.

Trisha S. MacDonald, P. Eng.
Vice President, Corporate Evaluations

TSM/md

Attachments

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INDEPENDENT PETROLEUM CONSULTANTS’ CONSENT

The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent evaluation of PetroChina Canada Ltd.’s and CNPC International (Canada) Ltd.’s (jointly referred to as the “Company”) Canadian oil and gas properties and hereby gives consent to the use of their name and to the said estimates. The effective date of the evaluation is December 31, 2022.

In the course of the evaluation, the Company provided GLJ Ltd. personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from GLJ Ltd. nonconfidential files. The Company has provided a representation letter confirming that all information provided to GLJ Ltd. is correct and complete to the best of its knowledge. Procedures recommended in the Canadian Oil and Gas Evaluation (COGE) Handbook and SPE-PRMS to verify certain interests and financial information were applied in this evaluation. In applying these procedures and tests, nothing came to GLJ Ltd.’s attention that would suggest that information provided by the Company was not complete and accurate. GLJ Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserves and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserves and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based on existing economic conditions, market prices and operating conditions as of the effective date of evaluation and excludes any inflation or escalation of price. Currency exchange rates, market demand and government policy are subject to many uncertainties and may, in future, differ materially from the estimates contained herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

PERMIT TO PRACTICE
GLJ LTD.

Signature:

Date:	January 18, 2023

PERMIT NUMBER: P 2066
The Association of Professional Engineers and Geoscientists of Alberta
APEGA ID#77134

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INTRODUCTION

GLJ (GLJ) was commissioned by PetroChina Canada Ltd. and CNPC International (Canada) Ltd. (jointly referred to as the “Company”) to prepare an independent evaluation of their oil and gas reserves effective December 31, 2022.

The evaluation was initiated in September 2022 and completed by January 2023. Estimates of reserves and projections of production were generally prepared using well information and production data available from public sources to approximately August 31, 2022. The Company provided land, accounting data and other technical information not available in the public domain to approximately December 31, 2022. In certain instances, the Company also provided recent engineering, geological and other information up to December 31, 2022. The Company has confirmed that, to the best of its knowledge, all information provided to GLJ is correct and complete as of the effective date.

This evaluation has been prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook, which are considered to be generally consistent with those outlined in SPE-PRMS. The reserves definitions used in preparing this report (included herein under “Reserves Definitions”) are those contained in the SEC Reserves Definitions from excerpts S-X210.4-10 and those as detailed in SPE-PRMS (published in 2018).

The evaluation was conducted on the basis of the average of the first day posted prices in each of the 12 months of the Company’s fiscal year as summarized in the Product Price and Market Forecasts section of this report, consistent with the SEC mandated average of previous 12 months first-day-of-the-month constant product pricing guidelines.

A summary of average realized prices used in the evaluation (volume weighted prices), after quality and location adjustments, by product, are illustrated in the following table:

Product	Volume Weighted Average Price after deductions
Shale Gas	$6.24/mcf
Oil	$112.23/bbl
Field Condensate	$120.70/bbl
Condensate	$104.38/bbl
Butane	$58.00/bbl
Propane	$49.86/bbl
Ethane	$6.70/bbl

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All commodity prices are based on the Company’s historical received pricing and are forecast using constant (unescalated) differentials for quality and location, from the appropriate pricing benchmark as illustrated in the Product price and Market Forecasts section of this report. Of note, the average forecast pricing is the result of a combination of properties; the average prices illustrated in the economic forecasts fluctuates due to volumes and prices as at each property, and the impact of the offsets on each price at each location (quality and location offsets).

Tables summarizing production, royalties, costs, revenue projections, reserves and present value estimates for various reserves categories for individual properties and the Company total are provided in the tabbed sections of this Summary Report.

The Evaluation Procedure section outlines general procedures used in preparing this evaluation. The individual property reports, provided under separate cover, provide additional evaluation details. The following summarizes evaluation matters that have been included/excluded in cash flow projections:

•

provisions for the abandonment and reclamation of all of the Company’s existing and future wells, to which reserves or resources have been included within this evaluation, to a standard imposed by applicable government or regulatory authorities have been included; all other abandonment and reclamation costs have not been included; it is noted that the exclusion of abandonment and reclamation costs for existing wells without reserves is consistent with disclosure requirements within NI 51-101,

•

per existing regulation as of the effective date, carbon taxes associated with greenhouse gas emissions as part of the Canadian Federal Greenhouse Gas Pollution Pricing Act, the Update to the Pan-Canadian Approach to Carbon Pollution Pricing, Alberta Climate Change and Emissions Management Act’s Technology Innovation and Emissions Reduction Regulation, British Columbia Carbon Tax Act and Saskatchewan Oil and Gas Emission Management Regulations, have been included. Carbon taxes have been included as operating costs considering historical carbon tax payments in accordance with the regulations on carbon pollution taxes, from current levels of $65/T to $170/T in 2030. Carbon taxes beyond 2030 remain constant.

Economic forecasts are provided on an after-tax basis including tax pools provided by the Company in the “Evaluation Procedure” section.

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The preparation of an evaluation requires the use of judgment in applying the standards and definitions contained in SEC Reserves Definitions from excerpts S-X210.4-10 and those as detailed in SPE-PRMS (published in 2018). GLJ has applied those standards and definitions based on its experience and knowledge of industry practice. While GLJ believes that the reserves data set forth in this evaluation have, in all material respects, been determined and are in accordance with these guidelines, because the application of the standards and definitions contained in the SPE-PRMS and SEC Reserves Definitions require the use of judgment there is no assurance that the applicable securities regulator(s) will not take a different view as to some of the determinations in the evaluation.

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EVALUATION PROCEDURE

TABLE OF CONTENTS

INTEREST DESCRIPTIONS	10

WELL DATA	10

ACCOUNTING SUMMARY	10

PRODUCTION FORECASTS	10

AFTER TAX ANALYSIS	11

ECONOMIC PARAMETERS	14

OIL EQUIVALENT OR GAS EQUIVALENT	15

LIST OF ABBREVIATIONS	15

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EVALUATION PROCEDURE

The following outlines the methodology employed by GLJ Ltd. in conducting the evaluation of the Company’s oil and gas properties. GLJ evaluation procedures are in compliance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook which is generally keeping with SEC guidelines.

INTEREST DESCRIPTIONS

The Company provided GLJ with current land interest information. The Company provided a representation letter confirming accuracy of land information. Certain cross-checks of land and accounting information were undertaken by GLJ as recommended in the COGE Handbook. In this process, nothing came to GLJ’s attention that indicated that information provided by the Company was incomplete or unreliable.

In GLJ’s reports, “Company Interest” reserves, resources and values refer to the sum of royalty interest* and working interest reserves and resources before deduction of royalty burdens payable.

* Royalty interest reserves and resources include royalty volumes derived only from other working interest owners.

WELL DATA

Pertinent interest and offset well data such as drill stem tests, workovers, pressure surveys, production tests, etc., were provided by the Company or were obtained from other operators, public records or GLJ nonconfidential files.

ACCOUNTING SUMMARY

The Company provided GLJ with available accounting data on a property basis for the period November 1, 2020 to December 31, 2022. In some circumstances this information was also provided on a cost centre basis to address major resources entities that are a subset of a Company property. The Company has also provided historical accounting data by property for 2015 to 2022.

PRODUCTION FORECASTS

In establishing all production forecasts, consideration was given to existing gas contracts and the possibility of contract revisions, to the operator’s plans for development drilling and to reserves, resources and well capability. Generally, development drilling in an area was not considered unless there was some indication from the operator that drilling could be expected.

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The on-stream date for currently shut-in reserves and resources was estimated with consideration given to the following:

•	proximity to existing facilities
•	plans of the operator
•	economics

GLJ used industry best practices as outlined in the COGE Handbook and SPE-PRMS to establish estimates of technical recoverable reserves. As mentioned in the preceding sections, guidelines contained in the COGE Handbook and SPE-PRMS are generally consistent with each other; Proved reserves definitions provided in NI 51-101 are similar to the U.S. SEC Reg. S-X definitions, and guidance provided in the COGE Handbook is generally in keeping with SEC guidelines.

Key methodologies used in this evaluation include performance-based analyses including decline curve analysis, development of type curves, pressure-transient and rate-transient analysis generally coupled with geological, geo-mechanical (unconventional reservoirs), petrophysical and volumetric analysis where applicable, with consideration to producing conditions and analogy to offset wells. An important consideration to the estimation of producing reserves is the proper establishment of flow regime for conventional (depletion drive) and unconventional reservoirs (expansion drive).

For producing wells, GLJ used a combination of decline curve analysis from existing rates (as of the effective date of the evaluation), extrapolated to expected final rates as estimated by technical lift calculations and economic cutoff.

AFTER TAX ANALYSIS

Canadian income taxes were calculated based on currently legislated federal and provincial tax rates, tax regulations and tax pool information provided by the Company. After tax values for reserves development status or production status subcategories (i.e. developed, undeveloped, producing, non-producing) are calculated by difference.

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Current Capital

Following the Federal Accelerated Investment Incentive changes, capital is written off at the following depreciation rates:

Capital Classification	2023	2024-2027	2028
Canadian Oil and Gas Property Expense (COGPE)	15	12.5	10
Canadian Development Expense (CDE)	45	37.5	30
Capital Cost Allowance: (CCA)
Class 41	37.5	25	12.5

Tax Pools

The following tax pools as of the effective date were included in the income tax calculations for the reserves properties:

PetroChina Canada Ltd. Assets:

Tax Pool Classification	Write-Off Rate (%)_	Tax Pool (M$)
Canadian Oil and Gas Property Expense (COGPE)	10	1,640,259
Canadian Exploration Expense (CEE)	100	32,895
Non-Capital Losses	100	194,617
Canadian Development Expense (CDE)	30	1,357,361
Capital Cost Allowance: (CCA)
Class 1	10	414
Class 41	25	114,555
Class 49	8	78,463
Scientific Research and Experimental
Development (SRED)	100	5,487

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CNPC International Asset:

Tax Pool Classification	Write-Off Rate (%)_	Tax Pool (M$)
Canadian Oil and Gas Property Expense (COGPE)	10	1,978
Canadian Exploration Expense (CEE)	100	340
Canadian Development Expense (CDE)	30	27,758
Non-Capital Loss	100	58,826
Capital Cost Allowance: (CCA)
Class 1	10	458
Class 8	20	126
Class 10	30	6
Class 12	100	360
Class 41	25	1,448
Class 46	30	0.4
Class 50	55	23

Tax Rates

Federal income tax calculations incorporate income tax rates as follows:

Year	Federal Income Tax Rate
2023+	15.0%

Allocation of revenues to Canadian provinces for income tax purposes depends on several factors in addition to the provincial origin of the resource revenues. The average future annual provincial tax rate has been calculated based on an allocation of provincial resource revenues and their respective tax rate as follows:

PetroChina Canada Ltd. Assets:

Year	Alberta Tax Rate	Alberta Allocation	B.C. Tax Rate	B.C. Allocation	Sask. Tax Rate	Sask. Allocation	Avg. Ann. Tax Rate
2023+	8.00%	75.92%	12.00%	24.08%	12.00%	0%	8.96%

CNPC International Assets:

Year	Alberta Tax Rate	Alberta Allocation	B.C. Tax Rate	B.C. Allocation	Sask. Tax Rate	Sask. Allocation	Avg. Ann. Tax Rate
2023+	8.00%	0.00%	12.00%	0.00	12.00%	100%	12.00%

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ECONOMIC PARAMETERS

Pertinent economic parameters are listed as follows:

a)	The effective date is December 31, 2022.

b)	Operating and capital costs, including maintenance capital, were estimated in 2022 dollars and are unescalated as summarized in the Product Price and Market Forecasts section of this report.

c)	Operating costs have been included for active and inactive wells in active properties; operating costs for inactive properties are excluded.

d)

Economic forecasts were prepared for each property on a before income tax basis. After tax analysis was conducted for each property individually. Detailed discounting of future cash flow was performed using a discount factor of 10.0 percent with all values discounted monthly to December 31, 2022, until December 31, 2023, and then discounted annually on a mid-calendar-year basis thereafter.

e)	Royalty holidays applicable to existing wells or forecast drilling are included in individual well economics. These credits are itemized within the property reports.

f)	Gas processing allowances relating to remaining undepreciated capital bases, were included in individual property economic evaluations.

g)	Mineral taxes on freehold interests were included.

h)	The Saskatchewan Resource Surcharge was included.

i)	Field level overhead expenses have been included; recovery of overhead expenses has not been included.

j)	The Company’s office G&A costs have not been included.

k)

Provisions for the abandonment and reclamation of all of the Company’s existing and future wells, to which reserves have been included within this evaluation, to a standard imposed by applicable government or regulatory authorities have been included. All other abandonment and reclamation costs have not been included. It is noted that the exclusion of abandonment and reclamation costs for existing wells without reserves is consistent with disclosure requirements within NI 51-101.

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l)

Per existing regulation as of the effective date, carbon taxes associated with greenhouse gas emissions as part of the Canadian Federal Greenhouse Gas Pollution Pricing Act, the Update to the Pan-Canadian Approach to Carbon Pollution Pricing, Alberta Climate Change and Emissions Management Act’s Technology Innovation and Emissions Reduction Regulation, British Columbia Carbon Tax Act and Saskatchewan Oil and Gas Emission Management Regulations, have been included. Carbon taxes have been included as operating costs considering historical carbon tax payments in accordance with the regulations on carbon pollution taxes, from current levels of $65/T to $170/T in 2030. Carbon taxes beyond 2030 remain constant.

OIL EQUIVALENT OR GAS EQUIVALENT

In this report, quantities of hydrocarbons have been converted to barrels of oil equivalent (boe); or to sales gas equivalent (sge) using factors of 6 Mcf/boe for gas, 1 bbl/boe for all liquids, and 0 boe for sulphur. Users of oil equivalent values are cautioned that while boe based metrics are useful for comparative purposes, they may be misleading when used in isolation.

LIST OF ABBREVIATIONS

AOF	absolute open flow
bbl	barrels
Bcf	billion cubic feet of gas at standard conditions
BIIP	bitumen initially-in-place
boe	barrel of oil equivalent, in this evaluation determined using 6 Mcf/boe for gas, 1 bbl/boe for all liquids, and 0 boe for sulphur
bopd	barrels of oil per day
Btu	British thermal units
bwpd	barrels of water per day
DSU	drilling spacing unit
GCA	gas cost allowance
GIIP	gas initially-in-place
GOC	gas-oil contact
GOR	gas-oil ratio
GORR	gross overriding royalty
GWC	gas-water contact
Mbbl	thousand barrels
Mboe	thousand boe
Mcf	thousand cubic feet of gas at standard conditions
Mcfe	thousand cubic feet of gas equivalent
Mlt	thousand long tons
M$	thousand dollars
MM$	million dollars
MMbbl	million barrels

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MMboe	million boe
MMBtu	million British thermal units
MMcf	million cubic feet of gas at standard conditions
MRL	maximum rate limitation
Mstb	thousand stock tank barrels
MMstb	million stock tank barrels
NGL	natural gas liquids (ethane, propane, butane and condensate)
NPI	net profits interest
OIIP	oil initially-in-place
ORRI	overriding royalty interest
OWC	oil-water contact
P&NG	petroleum and natural gas
PIIP	petroleum initially-in-place
psia	pounds per square inch absolute
psig	pounds per square inch gauge
PVT	pressure-volume-temperature
RLI	reserves life index, calculated by dividing reserves by the forecast of first year production
scf	standard cubic feet
sge	sales gas equivalent – if presented in this evaluation, determined using 1 barrel of oil or natural gas liquid = 6 Mcfe; 0 for sulphur
stb	stock tank barrel
WI	working interest
WTI	West Texas Intermediate

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CERTIFICATION OF QUALIFICATION

I, Trisha S. MacDonald, Professional Engineer, 1920, 401 – 9th Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.

That I am an employee of GLJ Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of PetroChina Canada Ltd. and CNPC International (Canada) Ltd.’s (jointly referred to as the “Company”). The effective date of this evaluation is December 31, 2022.

2.	That I do not have, nor do I expect to receive any direct or indirect interest in the securities of the Company or its affiliated companies.

3.

That I attended the University of Calgary where I graduated with a Bachelor of Science Degree in Oil and Gas Engineering in 2004; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of sixteen years of experience in engineering studies relating to oil and gas fields.

4.

That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of the Company, and the appropriate provincial regulatory authorities.

January 18, 2023

ID# 72500

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Company:	PetroChina Canada Ltd. CNPC International (Canada) Ltd.	Reserve Class:	Various
Property:	Corporate	Development Class:	Classifications
Description:	SEC Summary—ATAX	Pricing:	SEC 2022-Dec-31 Posted (12 Month Avg.)
		Effective Date:	December 31, 2022

Summary of Reserves and Values

	Proved Producing	Proved Developed Non-Producing	Proved Undeveloped	Total Proved Non-Producing	Total Proved
MARKETABLE RESERVES

Heavy Oil (Mbbl)
Total Company Interest	24	0	0	0	24
Working Interest	24	0	0	0	24
Net After Royalty	23	0	0	0	23

Shale Gas (MMcf)
Total Company Interest	187,123	15,229	219,404	234,633	421,756
Working Interest	187,123	15,229	219,404	234,633	421,756
Net After Royalty	159,195	11,811	187,706	199,518	358,713

Natural Gas Liquids (Mbbl)
Total Company Interest	11,496	77	24,581	24,658	36,154
Working Interest	11,496	77	24,581	24,658	36,154
Net After Royalty	8,142	62	19,990	20,052	28,194

Oil Equivalent (Mboe)
Total Company Interest	42,708	2,615	61,149	63,764	106,471
Working Interest	42,708	2,615	61,149	63,764	106,471
Net After Royalty	34,698	2,031	51,274	53,305	88,002

BEFORE TAX PRESENT VALUE (M$)
0%	1,277,213	40,511	2,117,137	2,157,648	3,434,862
5%	1,012,125	27,933	1,365,811	1,393,744	2,405,869
8%	899,833	23,740	1,089,548	1,113,288	2,013,121
10%	838,162	21,651	948,404	970,055	1,808,217
12%	784,748	19,941	832,209	852,150	1,636,898
15%	716,973	17,882	692,890	710,772	1,427,745
20%	628,497	15,336	524,855	540,191	1,168,688

AFTER TAX PRESENT VALUE (M$)
0%	1,231,969	30,010	2,066,133	2,096,143	3,328,112
5%	984,237	20,682	1,335,639	1,356,322	2,340,559
8%	878,117	17,586	1,065,984	1,083,570	1,961,687
10%	819,531	16,047	928,035	944,082	1,763,613
12%	768,611	14,789	814,392	829,181	1,597,792
15%	703,765	13,279	678,051	691,330	1,395,095
20%	618,706	11,417	513,520	524,937	1,143,643

BOE Factors:	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Run Date: March 20, 2023 11:44:29

1223486	Class (PDP,TP,PDNP,PUD,B), SEC 2022-Dec-31 Posted (12 Month Avg.), psum	March 20, 2023 12:43:37